U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                                              SEC File Number
                                  FORM 12b-25                      1-8846
                          NOTIFICATION OF LATE FILING         CUSIP Number
                                 (Check One):                    131380 20 6

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
For Period Ended:  11/30/96

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:_________________________


Read Attached Instruction Sheet Before Preparing Form.  Please print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

Part I--Registrant Information

Full Name of Registrant       Calton, Inc.
Former Name if Applicable

Address of Principal Executive Office
(Street and Number)           500 Craig Road,

City, State and Zip Code
                              Manalapan, New Jersey  07726-8790
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Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
_______________________________________________________________________________

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is finalizing the terms of an extension of its revolving credit facility which expires on March 31, 1997. The terms of such extension will affect the disclosures contained in the Company's Report on Form 10-K.

                        (Attach Extra Sheets if Needed)
_______________________________________________________________________________

Part IV--Other Information

(1)  Name and telephone number of person to contact in regard to this notification
     Bradley A. Little                  (908) 780-1800 (Ext. 9203)

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During 1995 the Company incurred a net loss of $3.1 million on $180.8 million of revenues as compared to net income for the year ended November 30, 1996 of $453,000 on $122.4 million of revenues.



                                 Calton, Inc.
               (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 28, 1997           By:  /s/ Bradley A. Little
                                        Senior Vice President-Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_______________________________________________________________________________
                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
_______________________________________________________________________________